SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FINAL AMENDMENT

                                (AMENDMENT NO. 4)
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    197779101
                                    ---------
                                 (CUSIP Number)


                              James J. Apostolakis
                    c/o Lexington Shipping and Trading Corp.
                          950 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 588-1900
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 14, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James J. Apostolakis
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |X| *

                                                                      (b)  |_|
          * Disclaimed
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF,WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               935,900 (See Item 5)

        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY

                         -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   935,900 (See Item 5)
        REPORTING

                         -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               935,900 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.3%

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               David Ray

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |X| *

                                                                      (b)  |_|
          *Disclaimed
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------

                         7)    SOLE VOTING POWER
                               214,000
        NUMBER

                         -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY

                         -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   214,000
        REPORTING

                         -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               214,000

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Bernard Marden

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |X| *

                                                                      (b)  |_|
          *Disclaimed

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                         7)    SOLE VOTING POWER
                               375,000
        NUMBER

                         -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY

                         -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   375,000
        REPORTING

                         -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               375,000

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.3 %

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Christopher Castroviejo

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |X| *

                                                                      (b)  |_|
          *Disclaimed

--------------------------------------------------------------------------------
3)      SEC USE ONLY


--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                         7)    SOLE VOTING POWER
                               0 (See Item 5)
        NUMBER
                         -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY

                         -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   0 (See Item 5)
        REPORTING

                         -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0 %

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------

                                  Schedule 13D
                                  ------------


Item 1 of the Schedule 13D, "Security and Issuer," is amended to amend and restate the first and second paragraphs thereof in their entirety as follows:

               This Statement amends the Schedule 13D dated July 16, 1998, as amended by Amendment No. 1 filed on July 23, 1998, by Amendment No. 2 filed on October 6, 1998 and by Amendment No. 3 filed on November 11, 1998 (the "Schedule 13D"), filed by James J. Apostolakis and the other Reporting Persons named therein relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the Schedule 13D speaks as of this date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

               In each case, the filing of the Schedule 13D and Amendments thereto does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by any of the other Reporting Persons or any other person.

Item 2 (a) - (c) of the Schedule 13D, "Identity and Background," is amended to amend and restate the second paragraph thereof in its entirety as follows:

               An aggregate of 1,524,900  shares of Common  Stock,  representing approximately 5.3% of the shares of outstanding Common Stock, were beneficially owned by the various Reporting Persons included in this Schedule 13D as of December 14, 1998. An aggregate of 4,135,700 shares of Common Stock, representing approximately 14.4% of the shares of outstanding Common Stock, were beneficially owned by the various Reporting Persons included in this Schedule 13D together with Mr. Anthony R. Campbell (who has filed a separate Schedule
13D) and Mr. David Knott (who has filed a separate Schedule 13D), as of December 14, 1998.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended to amend and restate the first sentence thereof in its entirety as follows:

               As of December 14, 1998, the various Reporting Persons beneficially owned an aggregate of 1,524,900 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current prices for an aggregate consideration of approximately $32,554,101.

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended to add the following:

               On December 14, 1998, the Company announced that it planned to restructure its Board of Directors to include three new outside directors, including James J. Apostolakis, one of the Reporting Persons. The Company also announced that it planned to hold its annual shareholders meeting on January 28, 1999, in New York City. The Company's announcement followed discussions over an extended period of time with certain of the Reporting Persons and others, and reflected, among other things, the evolution of an understanding regarding the future composition of the Board and certain related matters. It is anticipated that that understanding will be reflected in a definitive agreement expected to be entered into shortly between the Company, certain members of senior management, and certain of the parties who have been Reporting Persons or otherwise referred to in the Schedule 13D and Amendments thereto.

               On the foregoing basis, the Committee described in the Schedule 13D is being discontinued and the Reporting Persons and others referred to in the Schedule 13D are no longer pursuing the matters discussed therein.

               It is anticipated that those persons who become signatories to a definitive agreement as noted above will make such further filings as may be appropriate in that connection going forward.

Items 5 (a) and (c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety as follows:

               (a) An aggregate of 4,135,700 shares of Common Stock, representing approximately 14.4% of the shares of outstanding Common Stock, were beneficially owned by the various Reporting Persons included in this Schedule 13D together with Mr. Anthony R. Campbell (who has filed a separate Schedule
13D) and Mr. David Knott (who has filed a separate Schedule 13D), as of December 14, 1998.

               The various Reporting Persons included in this Schedule 13D beneficially own an aggregate of 1,524,900 shares of Common Stock, representing approximately 5.3% of the shares of outstanding Common Stock./1/

               An additional 1,138,200 shares of Common Stock, representing an additional approximately 4.0% of the shares of outstanding Common Stock, were beneficially owned by David Knott as of December 14, 1998 including 1,303,200 shares reported in a Schedule 13D separately filed and an aggregate of 165,000 shares of Common Stock sold since that filing.

               An additional 1,472,600 shares of Common Stock, representing an additional approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by Anthony R.


-------------------
/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of October 31, 1998.

Campbell as of December 14, 1998, reported in a Schedule 13D separately filed.

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons/2/ as of December 14, 1998 and the percentage of the outstanding Common Stock such ownership represents.
Item 2 sets forth the entities which own Common Stock of which Mr. Apostolakis may be deemed the beneficial owner.

                                                           Percentage of
Reporting                       Shares of                   Outstanding
Person                        Common Stock                 Common Stock
------                        ------------                 ------------

Mr. Apostolakis                 935,900/3/                      3.3

Mr. Ray                          214,000                        0.7

Mr. Marden                       375,000                        1.3


        The following table sets forth the number of shares of Common Stock owned by the Apostolakis Entities as of December 14, 1998.

                                                            Percentage of
Apostolakis                     Shares of                    Outstanding
Entity                         Common Stock                 Common Stock
------                         ------------                 ------------

Lexington Corp.                   70,500                         0.2

Bradmar Corp.                     51,850                         0.2

Bradford Inc.                     50,400                         0.2

Pension Plans                     17,625                         0.06

         Additionally, Mr. Apostolakis individually owns 745,525 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

         As previously reported, Mr. Castroviejo and the Castroviejo Entities no longer hold any shares of Common Stock. Mr. Castroviejo has ceased to have any involvement in the matters discussed in the Schedule 13D.


--------------------
/2/ As previously reported, Mr. Castroviejo and the Castroviejo Entities no longer hold any shares of Common Stock. Mr. Castroviejo has ceased to have any involvement in the matters discussed in the 13D. (See Item 2.)

/3/ Not including certain non-qualified options, not presently exercisable, to purchase 50,000 shares at a price of $11.625 granted on February 2, 1998.

        Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by any of the other Reporting Persons or any other person.

        (c) Except as set forth on Schedule I annexed hereto, the Reporting Persons, Apostolakis Entities and Castroviejo Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended to add the following:

         It is anticipated that the understanding referred to in Item 4 will be reflected in a definitive agreement expected to be entered into shortly between the Company, certain members of senior management, the Reporting Person and certain of the parties who have been referred to in the Schedule 13D and Amendments thereto. (See Item 4.)

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 15, 1998



                                                        /s/ James J. Apostolakis
                                                        ------------------------
                                                     Name:  James J. Apostolakis


                                                                   /s/ David Ray
                                                                   -------------
                                                                Name:  David Ray


                                                              /s/ Bernard Marden
                                                              ------------------
                                                           Name:  Bernard Marden


                                                     /s/ Christopher Castroviejo
                                                     ---------------------------
                                                         Christopher Castroviejo

         SCHEDULE I IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:


                                   SCHEDULE I


                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS



Shares Purchased by James J. Apostolakis:

                                    Number of
                                     Shares
Date                                Purchased                      Total Cost
----                                ---------                      ----------

10/15/98                                4,000                         $10,955
10/20/98                                6,000                          21,055
10/21/98                                3,400                          12,225
10/26/98                               10,000                          38,755
10/27/98                                5,000                          18,317.50
10/28/98                                8,000                          26,467.50
10/29/98                               15,000                          48,880
11/02/98                                8,000                          29,360
11/16/98                                4,000                          17,455
11/18/98                                1,000                           3,940
11/23/98                                  500                           1,941
11/23/98                                  500                           1,998

Shares Purchased by Bradford Inc.:

                                    Number of
                                     Shares
Date                                Purchased                        Total Cost
----                                ---------                        ----------

10/15/98                                2,000                          $5,500
10/20/98                                2,000                           7,375
10/27/98                                1,000                           3,752.50
10/29/98                                1,500                           4,950
11/27/98                                2,300                           9,199
11/30/98                                2,000                           7,750
12/14/98                                3,600                          10,800

Shares Purchased by Lexington Corp.:

                                    Number of
                                     Shares
Date                                Purchased                       Total Cost
----                                ---------                       ----------

10/15/98                               2,000                          $ 5,500
10/20/98                               3,000                           11,217.50
10/21/98                               1,000                            3,627.50
10/26/98                               2,000                            7,375.50
10/27/98                               2,000                            7,500
10/28/98                               2,000                            6,875
10/29/98                               4,000                           13,205
11/2/98                                2,500                            9,500
11/18/98                               2,000                            8,105


Shares Sold By Bradmar Inc.:

                                    Number of
                                     Shares
Date                                Purchased                        Total Cost
----                                ---------                        ----------

12/03/98                              3,500                            $12,945
12/03/98                              1,000                              3,700
12/03/98                              1,500                              5,550

Shares Purchased by Mr. Ray:

                                    Number of
                                     Shares
Date                                Purchased                        Total Cost
----                                ---------                        ----------

10/26/98                              24,100                           $85,600
10/27/98                               3,900                            13,650



Shares Purchased by Mr. Marden:

                                    Number of
                                     Shares
Date                                Purchased                        Total Cost
----                                ---------                        ----------

10/16/98                              50,000                          $150,000

Shares Sold by Mr. Marden:

                                    Number of
                                     Shares
Date                                  Sold                           Total Cost
----                                  ----                           ----------


12/3/98                             16,000                             $56,000
12/4/98                             17,400                              58,725
12/8/98                              2,000                               6,625
12/8/98                              8,000                              26,000
12/11/98                            55,300                             183,043